

August 3, 2010

Mr. David M. Sparby
Vice President and Chief Financial Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

>   **Re:**   **Xcel Energy Inc., File No. 1-03034**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>
>   **Northern States Power Company (Minnesota), File No. 1-31387**
>   **Northern States Power Company (Wisconsin), File No. 1-03140**
>   **Public Service Company of Colorado, File No. 1-03280**
>   **Southwestern Public Service Company, File No. 1-03789**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**

Dear Mr. Sparby:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please note that the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters of Xcel Energy Inc. and subsidiaries on a consolidated basis. In our interest to reduce the volume of comments,

we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material. Please confirm to us your agreement with this objective.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Statement of Operations Analysis – Continuing Operations, page 56

2.   We note your references to "normal weather conditions" and "weather-normalized energy sales" in your discussions of estimated impact of temperature changes on regulated earnings and in sales growth (decline). Please define what you consider to be normal weather conditions and consider providing data on the actual weather conditions for each year under comparison. Given that weather has a significant effect on your operations, we believe this will provide useful information to investors and assist them in understanding the impact that weather has on your operations.

Financial Statements and Supplementary Data, page 80
Notes to Consolidated Financial Statements, page 89

1. Summary of Significant Accounting Policies, page 89

General

3.   We note references throughout your filing of your conservation and demand side management programs. Please tell us the nature of these programs, how you account for them, how they are presented in your financial statements and the basis for your accounting and presentation.

20. Segments and Related Information, page 147

4.   Please expand your disclosure regarding assigned and allocated costs to describe the types of costs that are directly assigned to a segment, allocated based on causation allocators and allocated based on a general allocator.

5.   Please disclose total assets for each reportable segment and the items required by FASB ASC 280-10-50-25.

21. Summarized Quarterly Financial Data (Unaudited), page 149

6.   Please present gross profit for each quarterly period presented. Refer to Item 302(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 or Andrew Blume at (202) 551-3254 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief